Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000	www.mediageneral.com
(804) 649-6643
Fax (804) 649-6024 sdickinson@mediageneral.com

        Stephen Y. Dickinson

        Controller and Chief Accounting Officer

May 28, 2009

Ms. Claire Erlanger

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ref:	Media General, Inc. (Registrant)
Annual Report on Form 10-K
For the Fiscal Year Ended December 28, 2008
Filed February 25, 2009
Commission File No. 1-6383

Dear Ms. Erlanger:

To confirm our telephone conversation of yesterday, you have agreed to our company’s request for an extension of time, until June 30, 2009, to submit its response to the Securities and Exchange Commission’s comment letter dated May 21, 2009.

Very truly yours,

/s/ Stephen Y. Dickinson
Stephen Y. Dickinson

cc:	John A. Schauss
George L. Mahoney